FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT AUGUST 25, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group
Summary
Group Review
SIGNATURE

Telekom Austria Group

Results for the First Half 2004

Highlights

•	Group revenues increase by 2.7% to EUR 1,985.0 million

•	Group operating income rises by 19.0 % to EUR 243.0 million

•	Consolidated net income increases by 61.7% to EUR 106.4 million

•	Consolidated net debt declines by EUR 264.9 million to EUR 2,372.4 million compared to the end of December 2003

•	Wireline segment benefits from a further stabilization of its regular business plus revenues from universal services and higher interconnection revenues

•	Due to increasing contribution from foreign operations further but lower growth in the wireless segment

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Summary

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	995.6	965.4	3.1%	1,985.0	1,931.9	2.7%
Revenues excluding third party value added service revenues*	995.6	950.8	4.7%	1,985.0	1,901.3	4.4%
Operating income	107.0	82.3	30.0%	243.0	204.2	19.0%
Net income	35.7	28.3	26.1%	106.4	65.8	61.7%
Adjusted EBITDA**	390.7	373.7	4.5%	807.4	779.6	3.6%
Basic and diluted earnings per share (in EUR)	0.07	0.06	26.1%	0.21	0.13	61.7%
Capital expenditures	120.4	134.4	-10.4%	191.4	209.6	-8.7%

in EUR million	June 30, 04	Dec. 31, 03	% change
Net debt	2,372.4	2,637.3	-10.0%

*	For comparative purposes, 2Q 03 and 1H 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Vienna, August 24, 2004 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first half 2004 ending June 30, 2004.

Year-to-date comparison:
During the first half 2004 total group revenues increased by 2.7% to EUR 1,985.0 million.

After applying the change in the accounting for third party value added services, which was implemented on October 1, 2003 retroactively to 1H 03, the increase in group revenues amounts to 4.4%, driven primarily by the growth in the wireless segment during 1Q 04 and in the wireline segment during 2Q 04.

Group operating income increased by 19.0% to EUR 243.0 million, benefiting from the turnaround in the wireline segment and a small increase in the wireless segment. Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.6% to EUR 807.4 million during 1H 04.

Consolidated net income of Telekom Austria rose by 61.7% to EUR 106.4 million, including a non-cash tax expense in the amount EUR 18.8 million as a consequence of the tax reform in Austria which was enacted during 2Q 04.

Quarterly comparison:
Quarterly figures show an increase in group revenues by 3.1% to EUR 995.6 million. Applying the change in the accounting for third party value added service revenues implemented on October 1, 2003 also to 2Q 03, revenues increased by 4.7% during 2Q 04.

On that basis wireline revenues rose by 6.9% to EUR 553.6 million, driven in part by non-recurring revenues recognised for universal services discussed below and high transit interconnection revenues.

According to the Telecommunications Act 2003, Telekom Austria is required to provide universal service at least until Dec. 31, 2004. Universal service is defined as the minimum public service that all users must have access to, at an affordable price and at a specific quality level, independent of their place of residence and business.

An arrangement with the alternative service providers was finalized during 2Q 04. As a result, the wireline segment of Telekom Austria is entitled to charge for universal services rendered between 1999 and 2004. The charge was recognised as revenue as the provision of universal services represents a core business of Telekom Austria.

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1H 2004“) are available on our website at www.telekom.at.

Results for the first nine months 2004 will be announced on November 19, 2004.

Contacts:

Investor Relations

Hans Fruhmann
Head of Investor Relations
Tel: +43 (0) 59059 1 20917
E-Mail: hans.fruhmann@telekom.at

Corporate Communications

Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

Telekom Austria Group: Results for the First Half 2004  |  2

Based on that agreement the wireline business will receive for the period 1999 to 2004, including the remaining second half of the current business year, a total amount of EUR 14.9 million, of which the wireless segment is committed to pay an amount of EUR 6.4 million, leaving EUR 8.5 million due from third parties.

For the period until June 30, 2004, a charge for the universal service obligation in the amount of EUR 13.0 million has been included in wireline operating revenues during 2Q 04. Out of this amount EUR 5.6 million, which are due from the wireless segment, have been accounted for during prior periods and have therefore been eliminated upon consolidation, leading to a positive net impact on group operating revenues and income in the amount EUR 7.4 million, due from third parties. The difference to the above mentioned total amount until the end of 2004 will be accounted for during the remaining part of the year.

Driven by the foreign operations wireless revenues rose by 2.7%. Domestic business was impacted by a reduction in equipment revenues.

The charge for universal services was also fully reflected in the operating income which rose by 30.0% to EUR 107.0 million. It showed a turnaround in the wireline segment and small decrease in the wireless segment.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 4.5%, with a 10.1% increase in wireline and 1.7% growth in the wireless segment.

Quarterly net income rose from EUR 28.3 million to EUR 35.7 million. The above mentioned tax reform will become effective as of January 1, 2005 and will among other regulations, reduce the corporate tax rate from 34% to 25%. The resulting revaluation for the estimated deferred tax assets and liabilities as well as loss carry forwards available to the company as of Dec. 31, 2004 led to a non- cash expense in the amount of EUR 18.8 million during 2Q 04.

Lower capital expenditures, which fell by 10.4% to EUR 120.4 million during 2Q 04, contributed to the further decline in net debt to EUR 2,372.4 million at the end of June 2004.

Reporting changes

In accordance with an Austrian supreme court ruling, Telekom Austria is no longer considered the primary obligor for value added services provided to its customers by third parties and ceased reporting revenues generated by such services on a gross basis, beginning on October 1, 2003. This resulted in an equal reduction of revenues and costs without any impact on adjusted EBITDA or on operating income. Where necessary for comparative purposes, data from prior years has been adjusted in this report.

During 1Q 04, the reporting of capital expenditures was changed from additions to property, plant & equipment to capital expenditures for tangible and intangible assets, as included in “cash used for investing activities” in the cash flow statement.

Telekom Austria Group: Results for the First Half 2004  |  3

Group Review

Revenues and operating income by segment

Wireline

Year-to-date comparison:
Wireline revenues increased by 0.4% to EUR 1,088.8 million in 1H 04. After applying the change in accounting for third party value added service revenues retroactively to 1H 03, the revenue growth was 2.5%.

The rise was driven by the charge for the universal service obligation, high international transit business and continuing stabilization of the general business trend particularly during 2Q 04.

The rise in revenues coupled with a decline in depreciation and amortization charges allowed the operating income to turn positive from EUR (5.9) million in 1H 03 to EUR 41.3 million in 1H 04. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 4.3% to EUR 428.8 million during 1H 04 compared to the same period last year.

Quarterly comparison:
Operationally 2Q 04 saw a further migration of traffic volumes into mobile networks which led to a 4.4% decline in voice volumes to 1.36 billion minutes compared to the same period last year, primarily due to a decline in national calls. Including Internet dial-up minutes, total minutes declined by 7.3% to 2.22 billion.

Nevertheless, Telekom Austria continued to strengthen its market share which rose to 53.2% at the end of June 04 for voice only compared to 53.0% at the end of June 03, and to 55.5% including Internet dial-up (end of June 03: 55.2%).

Fixed-to-mobile migration is also the main driver for the decline in access lines, which fell by 3.2% to 2.96 million, compared to June 2003. Out of these, 320,700 were ADSL lines (including 71,300 wholesale customers) which continued to rise attractively by 28,900 net adds during 2Q 04. At the end of June 03, the number of ADSL customers amounted to 214,900 (wholesale: 40,600).

The average voice tariff fell by 3.8% to 7.5 cents per minute during 2Q 04 compared to the same period last year. The decline is a result of the discontinuation of the minimum tariff as of September 28, 2003. Existing customers were transferred to the standard tariff or could change to the lower priced TikTak packages, which led to higher monthly rentals, albeit at lower traffic tariffs.

At the end of May Telekom Austria announced a new structure of the TikTak tariff package family. The aim of this relaunch was to increase the competitiveness through simplification and better comparability without negatively impacting revenues. The total number of TikTak lines rose to 1.38 million

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 17.

Wireline

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	553.6	528.3	4.8%	1,088.8	1,084.0	0.4%
Revenues excluding third party value added service revenues*	553.6	517.7	6.9%	1,088.8	1,061.9	2.5%
Operating income	20.1	-16.1	—	41.3	-5.9	—
Adjusted EBITDA**	215.4	195.6	10.1%	428.8	411.1	4.3%

*	For comparative purposes, 2Q 03 and 1H 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the First Half 2004  |  4

at the end of June 2004 compared to 1.04 million at the end of June 03.

After applying the change in accounting for third party value added services retroactively to 2Q 03, wireline revenues increased by 6.9% to EUR 553.6 million.

Revenues from “switched voice traffic” fell by 7.0% to EUR 98.5 million, applying the change in accounting for third party value added services retroactively to 2Q 03. The decline was mainly driven by lower volumes and to a lesser extent by lower tariffs.

The above mentioned discontinuation of the minimum tariff in September 2003, allowed a 3.8% rise in revenues from “switched voice monthly rentals and other” in spite of the decline in access lines.

Primarily as a result of further declining payphone usage, revenues from “payphones & value added services” decreased by 15.8% to EUR 12.3 million in 2Q 04, applying the change in the accounting for third party value added service revenues retroactively to 2Q 03.

Revenues from “data & IT solutions and wholesale data” recovered from an unusually low level during 2Q 03 and rose by 6.9% to EUR 109.5 million, also driven by the rise in corporate networks and LAN projects.

“Internet access & media” revenues benefited from the rise in ADSL lines and rose by 6.7% to EUR 51.0 million, in spite of a transfer of dial-up revenues in the amount of around EUR 4 million to the wholesale business to reflect the development of agreements with Internet service providers.

The 42.3% rise in “Wholesale voice & Internet” revenues to EUR 102.3 million was due to the charge for universal services rendered, an unusually high volume of transit traffic and the above mentioned transfer of Internet revenues. The charge for universal services rendered under the universal service obligation between 1999 and 2Q 04 contributed EUR 13.0 million of that increase. In addition, Telekom Austria increased temporarily its international transit volumes, which contributed a further EUR 14.1 million to that rise. As a consequence interconnection costs increased accordingly.

“Other wireline” revenues fell by 1.1% to EUR 35.4 million during 2Q 04, applying the change in accounting for third party value added services retroactively to 2Q 03.

The strong rise in revenues together with a 7.8% decline of depreciation and amortization charges to EUR 195.2 million enabled an increase in the operating income of the wireline segment from EUR (16.1) million in 2Q 03 to EUR 20.1 million in 2Q 04. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 10.1% to EUR 215.4 million.

As a result of increasing competition, the number of customers at Czech On Line totalled 263,800 at the end of 2Q 04, compared to 273,500 at the end of 2Q 03. Although revenues rose by 11.7% to EUR 5.1 million during 2Q 04, operating income fell by 12.0% to EUR 0.8 million mainly due to the migration of customers from former high volume dial-up to broadband products with comparatively lower margins. Czech On Line has reacted to that development by increasing the attractiveness of the dial-up and a marketing push for voice products.

Telekom Austria Group: Results for the First Half 2004  |  5

Wireless

Year-to-date comparison:
Total operating revenues in the wireless segment rose by 4.7% to EUR 1,019.3 million during 1H 04. After applying the change in the accounting for third party value added service revenues retroactively to 1H 03, the increase amounts to 6.2%. Operating income rose by 1.8% to EUR 212.4 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 6.1% to EUR 389.5 million.

Quarterly comparison:
Ongoing competitive pressure in the Austrian market contributed to the slowdown in revenue growth during 2Q 04. Wireless revenues increased by 1.3% to EUR 505.2 million in 2Q 04. After applying the change in accounting for third party value added service revenues retroactively to 2Q 03, the revenue increase was 2.7%. Due to higher depreciation and amortization expenses operating income fell by 5.8% to EUR 92.0 million. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 1.7% to EUR 180.5 million.

The total number of subscribers in the wireless segment grew by 4.7% to 4.8 million by June 30, 2004 compared to the end of June 2003.

mobilkom austria

The number of subscribers rose by 3.4% to 3.17 million compared to the end of June 03. Increasing competition led to a decline in market share to 42.3% at the end of June 04, compared to 43.5% at the end of June 03. Mobile penetration in Austria was at 91.8% at the end of 2Q 04.

Although the average quarterly churn rate increased slightly to 3.9% during 2Q 04 from 3.7% in 2Q 03, the introduction of the new tariff plans in May 04 resulted in a reduction in churn compared to the first quarter of the current business year. During 2Q 04 mobilkom austria launched new tariff options for residential and business customers, offering lower call rates for additional monthly charges.

Rising non-sms data services like MMS and GPRS led to an increase in data revenues as a portion of traffic-related revenues which rose from 10.8% in 2Q 03 to 11.3% in 2Q 04, in spite of the 4.3% decline in SMS numbers to 122.8 million in 2Q 04. During 2Q 04 mobilkom austria announced simultaneously with VIPnet and Si.mobil the launch of Vodafone live!.

Applying the change in the accounting for third party value added service revenues retroactively to 2Q 03, revenues increased slightly by 0.3% to EUR 397.0 million. The slowdown in growth is primarily a result of lower revenues from handset sales. The first half of 2004 saw a shift of handset deliveries from the second into the first quarter, leading to a disproportionately high year-on-year rise in equipment revenues during 1Q 04 and consequently a reduction in 2Q 04. The higher subscriber numbers and volumes allowed an increase in traffic, visitor roaming and interconnection revenues.

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 18

Wireless

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	505.2	498.5	1.3%	1,019.3	973.2	4.7%
Revenues excluding third party value added service revenues*	505.2	492.1	2.7%	1,019.3	960.0	6.2%
Operating income	92.0	97.7	-5.8%	212.4	208.6	1.8%
Adjusted EBITDA**	180.5	177.4	1.7%	389.5	367.2	6.1%

*	For comparative purposes, 2Q 03 and 1H 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the First Half 2004  |  6

During 2Q 04 the average revenue per user (ARPU) declined by 1.9% to EUR 36.8 due to a slight decrease of average charged minutes of use per subscriber by 0.2% to 121.9 minutes and price cuts as a result of the increased competition.

Operating income decreased by 9.1% to EUR 76.0 million. Depreciation and amortization charges rose by 6.8% as a result of network investments and the start of the amortization of the UMTS license in May 2003.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 2.5% to EUR 138.7 million during 2Q 04. The lower margin is primarily due to the reduction in equipment revenues, together with higher interconnection costs as a consequence of the rising volumes terminating in other mobile networks. Subscriber acquisition costs increased by 2.6% to EUR 15.7 million. Subscriber retention costs rose by 14.0% to EUR 17.1 million.

VIPnet

The number of subscribers at VIPnet in Croatia grew by 8.4 % to 1.24 million as of the end of 2Q 04, compared to the end of June 03. The mobile penetration rate in Croatia was at 56.4% at the end of June 2004. VIPnet’s market share increased to 50.1%, compared to 49.2% at the end of June 2003.

During 2Q 04 revenues rose by 14.7% to EUR 91.9 million. The increase was driven by the higher subscriber numbers, as well as rising interconnection revenues due to the increase in interconnection charges as of July 1, 2003. The 8.3% rise in average revenues per user (ARPU) was primarily caused by higher charged minutes of use and the increase in interconnection charges.

Operating income of VIPnet rose by 3.2% from EUR 16.1 million, as depreciation and amortization charges increased by 23.7% due to higher cumulative capital expenditures.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose almost in line with revenues by 13.8% to EUR 37.0 million.

In July 2004, the Croatian “Council for Telecommunications” announced a tender for 3 GSM and 3 UMTS licenses and set September 14, 2004 as the final date for applications. It is expected that a third operator will enter the market. VIPnet considers to participate in that process.

Si.mobil

The mobile penetration rate in Slovenia was 78.4% at the end of June 2004. Market share of Si.mobil was 23.4% compared to 23.1% at the end of June 2003, and the number of subscribers amounted to 361,700 at the end of 2Q 04, an increase of 3.3% compared to the end of June 2003.

The rise in revenues by 3.0% to EUR 20.8 million was primarily driven by the increase in visitor roaming revenues and equipment revenues. Average ARPU decreased by 4.0% to EUR 14.5 during 2Q 04 compared to the same period last year mainly due to lower revenues from monthly rentals as a result of the decline in the proportion of contract subscribers which was at 41.1% at the end of June 2004, down from 46.0% a year earlier.

Operating income turned positive in 2Q 04 to EUR 0.4 million, from EUR (1.1) million in 2Q 03 in spite of an increase in depreciation and amortization charges by 12.2%. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 66.7% to EUR 5.0 million benefiting from cost savings across the board.

Consolidated net profit

Year-to-date comparison:
In 1H 04 net income rose by 61.7% to EUR 106.4 million, benefiting from 18.8% lower net interest expense as well as other non-operating income in the amount of EUR 8.9 million compared to EUR 1.1 million during 1H 03. The effective tax

Telekom Austria Group: Results for the First Half 2004  |  7

Capital Expenditures

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Wireline tangible	63.8	68.6	-7.0%	107.5	114.6	-6.2%
Wireless tangible	48.1	60.8	-20.9%	74.4	87.7	-15.2%

Tangible	111.9	129.4	-13.5%	181.9	202.3	-10.1%

Intangible	8.5	5.0	70.0%	9.5	7.3	30.1%

Total	120.4	134.4	-10.4%	191.4	209.6	-8.7%

rate was at 32.9% during 1H04, excluding the impact of the change in tax rate starting with Jan. 1 2005, in the amount of EUR 18.8 million, and reflects the estimate for the full year 2004. The difference of the effective tax rate to the statutory tax rate of 34% is due to tax credits and foreign income tax rate differentials. Basic and diluted earnings per share increased from EUR 0.13 in 1H 03 to EUR 0.21 in 1H 04.

Quarterly comparison:
The decline in net interest expense accelerated during 2Q 04 with a reduction by 19.5% to EUR 31.0 million due to the net debt reduction and lower interest rates.

During 2Q 04 the Austrian Parliament agreed to a tax reform, which will become effective as of January 1, 2005 and led to an overall tax expense of EUR 18.8 million from revaluation of the deferred tax assets and liabilities as well as loss carry forwards. The charge is based on the current estimates of deferred tax assets and liabilities by year-end 2004 and might change accordingly.

Altogether quarterly net profit rose by 26.1% to EUR 35.7 million and basic and diluted earnings per share from EUR 0.06 to EUR 0.07.

Capital expenditures

Year-to-date comparison:
Total capital expenditures for tangible and intangible assets fell by 8.7% to EUR 191.4 million, with capital expenditures for tangible assets falling by 10.1 % to EUR 181.9 million and a 30.1% rise in capital expenditures for intangible assets.

Quarterly comparison:
During 2Q 04 total capital expenditures for tangible and intangible assets fell by 10.4% to EUR 120.4 million.

Capital expenditures for intangible assets increased from EUR 5.0 million in 2Q 03 to EUR 8.5 million in 2Q 04, mainly due to additions of software licenses in the wireless segment.

Wireline capex for tangible assets show a decrease by 7.0% to EUR 63.8 million during 2Q 04, primarily due to lower IT investments following the finalization of a number of large projects during the second half of last year.

The 20.9% decline in capital expenditures for tangible assets in the wireless segment was driven by the Austrian business, primarily due to the postponement of network investments. Capital expenditures in the foreign operations rose due to investments into the EDGE infrastructure and the implementation of Vodafone live!.

Cash flow and net debt

Year-to-date comparison:
Cash generated from operations rose slightly by 3.5% to EUR 543.3 million as the operating improvement was mostly offset by the traditionally lower working capital during the first half of the financial year. Cash used in investing activities fell by 29.6% due to lower capital expenditures and last year’s increase of the stake in VIPnet from 71% to 99%.

Quarterly comparison:
The decline in cash generated from operations of 10.3% to EUR 348.8 million during 2Q 04 compared to the same period last year, was entirely due to higher working capital. The decrease was

Telekom Austria Group: Results for the First Half 2004  |  8

Cash flow and net debt

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Cash generated from operations	348.8	389.0	-10.3%	543.3	524.8	3.5%
Cash from (used in) investing activities	-131.3	-190.2	-31.0%	-195.7	-277.9	-29.6%
Cash from (used in) financing activities	-243.4	-202.1	20.4%	-497.6	-241.1	106.4%
Effect of exchange rate changes	0.6	-3.0	—	-0.5	2.5	—

Net increase (decrease) in cash and cash equivalents	-25.3	-6.3	—	-150.5	8.3	—

in EUR million	June 30, 04	Dec. 31, 03	% change
Net debt	2,372.4	2,637.3	-10.0%

primarily a result of higher accounts receivables which rose due to fluctuations in the utilization of the asset backed securitization facility and higher receivables with international carriers.

Reflecting the decline in capital expenditures and due to last year’s acquisition of an additional stake in VIPnet, cash used in investing activities showed a substantial decline of 31.0% to EUR 131.3 million during 2Q 04 compared to the same period last year.

Cash used in financing activities rose by 20.4% to EUR 243.4 million during 2Q 04 and includes the payment of dividends for the financial year 2003, first time since the IPO, in the amount of EUR 64.6 million or EUR 0.13 per share.

Consolidated net debt fell by EUR 264.9 million to EUR 2,372.4 million compared to the end of December 2003. Together with the further rise in stockholders’ equity this lead to a debt-equity ratio (net gearing) of 89.1%, compared to 99.9% as of December 31, 2003.

Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities, financing short-term with related parties as well as financial instruments included in other assets in the amount of EUR 20.2 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations in the amount of EUR 104.2 million.

Personnel

Total headcount was at 13,808 at the end of June 2004, representing a decline of 82 compared to year-end 2003, coming almost entirely from the wireline segment. Headcount in the wireless segment was stable. Compared to the end of March 2004, the group headcount decline amounts to 112.

Other events during 2Q 04

On April 16, 2004 the Supervisory Board of Telekom Austria approved a stock option plan for members of the management board and senior members of the management. Under this plan, the company may grant a total of up to 10,000,000 options in three tranches between April 2004 and April 2006, each tranche having a vesting period of twelve months and an exercise period of three years. To be eligible to receive options, plan members must hold a specified investment in Telekom Austria shares until the options are exercised. For every share held, an eligible employee will

Personnel

(full-time employees)	End of period			Average of period
	June 30, 04	June 30, 03	change	1H 04	1H 03	change
Wireline	10,150	11,075	-925	10,221	11,198	-977
Wireless	3,658	3,643	15	3,666	3,612	54

Total	13,808	14,718	-910	13,887	14,810	-923

Telekom Austria Group: Results for the First Half 2004  |  9

receive 15 options up to a maximum amount of options specified in the plan.

The stock option plan is based on the performance of basic earnings per share (“EPS”) adjusted for changes in accounting principle and effects of changes in tax regulations. The number of shares used for the EPS calculation is 500,000,000. The hurdle will be determined annually for the next tranche of options and must be approved by the supervisory board.

Each option entitles the holder to receive, at the company’s choice, either shares at the exercise price or a cash amount equal to the difference between the quoted market price of the company’s shares on the date of the option’s exercise and the exercise price. The exercise price is defined as the average quoted closing price of the Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. One option is convertible into one share. If one year’s EPS hurdle is not met, options will be automatically accumulated until the hurdle is achieved provided that the EPS hurdle for the following year is set not lower than the original hurdle. The vesting period is automatically adjusted for a further twelve months until the next tranche becomes exercisable.

The first tranche of 2,539,480 options was issued on April 19, 2004 at a strike price of EUR 11.92. Further information is available at www.telekom.at/ir.

During 2Q 2004 both Standard & Poor’s and Moody’s Investors Services changed their rating outlook from stable to positive.

At the Annual General Meeting on June 3, 2004, the Management Board was authorized to acquire treasury shares in the maximum extend legally permitted which is 10% of the share capital at a minimum price of EUR 9 and a maximum price of EUR 18 per share during a period of 18 months. The Management Board was empowered to either retire these shares or to use them to satisfy obligations under the stock option programs described above and obligations resulting from the issue of convertible bonds. The Management Board was also authorized to use the treasury shares as a consideration for company acquisitions.

The Management Board was also authorized to issue convertible bonds, which grant the holders the right of subscription and/or conversion of up to 90,000,000 shares. The authorization was given for the period of 5 years from the day of authorization, ending in 2009. The Management Board is entitled to partially or entirely exclude the subscription rights of the shareholders with respect to the convertible bonds.

In addition, the Management Board was authorized to increase the share capital by up to EUR 109.1 million by issuing 50,000,000 ordinary shares to holders of convertible bonds to the extend that they exercise their subscription right and/or conversion right.

Outlook for the business year 2004

The results of the first half 2004 fully support the outlook for the business year 2004 as announced earlier.

In the wireline segment, the migration of voice minutes to mobile networks is expected to continue throughout 2004. For this reason, it is anticipated that compared to the financial year 2003 revenues will show a slight but slower decline in spite of the dynamic growth in broadband access lines. However, the development of adjusted EBITDA should remain at least stable because of the successful workforce reduction during 2003, further cost control and the charge for universal services. This forecast includes the expectation of a decline in the adjusted EBITDA during 3Q 04 from the very high level seen last year.

Competition in the domestic mobile communications market is remaining as intensely as in the past. Therefore theAustrian business is expected to show

Telekom Austria Group: Results for the First Half 2004  |  10

a rather flat revenue and adjusted EBITDA during the full year and growth can be primarily expected from the international operations.

As a result growth rates in the Telekom Austria Group are likely to level out during 2004. This expected development translates into an estimated increase of up to 1% in group revenues and 1% to 2% in adjusted EBITDA for 2004. The resulting slight improvement in margins reflects the continuing focus on cost reduction measures in all areas of the company. Growth in adjusted EBITDA and a further decline in depreciation and amortization are expected to lead to an above average rise in net income by around 25%.

Cash flow development is expected to remain positive because of continued restraint in capital expenditures and the strong profitability of the group. Group capital expenditures for tangible assets are expected to decline by around 10% compared to the full year 2003.

The development of net debt will also depend on the realization of possible expansion steps as well as the repurchase of shares as described above. A maximum of EUR 270 million is still available for this repurchase.

Disclaimer: This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Telekom Austria Group: Results for the First Half 2004  |  11

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	June 30,	December 31,
	2004	2003
	unaudited
ASSETS
Current assets
Cash and cash equivalents	51.4	201.9
Short-term investments	17.1	6.9
Accounts receivable-trade, net of allowances of EUR 85.5 and EUR 92.2 as of June 30, 2004 and December 31, 2003	536.4	559.9
Receivables due from related parties	0.4	1.5
Inventories	85.0	83.5
Deferred tax assets	34.9	45.6
Prepaid expenses	102.4	91.2
Taxes receivable	6.9	9.7
Assets held-for-sale	10.4	5.6
Other current assets	119.5	119.0

Total Current Assets	964.4	1,124.8
Property, plant and equipment, net	4,096.1	4,457.7
Goodwill	598.6	597.6
Other intangible assets, net	680.6	712.0
Investments in affiliates	3.8	3.6
Other investments	147.9	143.6
Deferred tax assets	45.2	94.3
Other assets	746.8	762.7

TOTAL ASSETS	7,283.4	7,896.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	741.8	631.3
Accounts payable — trade	402.6	589.4
Accrued liabilities	202.8	231.8
Payables to related parties	15.0	23.7
Deferred income	153.2	150.4
Income taxes payable	15.7	7.7
Other current liabilities	173.6	155.4

Total Current Liabilities	1,704.7	1,789.7
Long-term debt, net of current portion	1,837.0	2,342.3
Lease obligations, net of current portion	848.3	861.3
Employee benefit obligations	121.2	156.0
Other liabilities and deferred income	108.4	107.6
Stockholders’ equity
Common stock, issued and outstanding shares 496,762,867 with zero par value	1,090.5	1,090.5
Treasury shares	-29.1	0.0
Additional paid in capital	454.0	453.4
Retained earnings	1,145.6	1,103.9
Accumulated other comprehensive income (loss)	2.8	-8.4

Total Stockholders’ Equity	2,663.8	2,639.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,283.4	7,896.3

Telekom Austria Group: Results for the First Half 2004  |  12

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			2Q 2004	2Q 2003	1H 2004	1H 2003
			unaudited	unaudited	unaudited	unaudited
Operating revenues	a	)	995.6	965.4	1,985.0	1,931.9
Operating expenses	b	)
Materials			-71.3	-68.2	-137.8	-128.6
Employee costs, including benefits and taxes			-164.5	-171.7	-338.7	-348.0
Depreciation and amortization			-283.7	-291.4	-564.2	-571.0
Impairment charges			0.0	0.0	-0.2	-4.4
Other operating expenses			-369.1	-351.8	-701.1	-675.7

Operating income			107.0	82.3	243.0	204.2
Other income (expense)
Interest income	c	)	18.6	18.9	37.0	39.2
Interest expense	d	)	-49.6	-57.4	-102.4	-119.7
Equity in earnings of affiliates			0.1	1.0	0.3	0.7
Other, net			1.6	5.0	8.9	1.1

Income before income taxes, minority interests and cumulative effect of change in accounting principle			77.7	49.8	186.8	125.5
Income tax expense			-41.9	-19.0	-80.2	-44.5
Minority interests			-0.1	-2.5	-0.2	-3.3

Income before cumulative effect of change in accounting principle			35.7	28.3	106.4	77.7
Cumulative effect of change in accounting principle, net of tax			0.0	0.0	0.0	-11.9

Net income			35.7	28.3	106.4	65.8

Basic and fully diluted earnings per share			0.07	0.06	0.21	0.13
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle			0.07	0.06	0.21	0.16
a) includes revenues from related parties of			12.0	22.2	33.0	48.9
b) includes operating expenses from related parties of			35.5	33.0	62.4	59.5
c) includes interest income from related parties of			0.0	0.0	0.0	0.0
d) includes interest expense from related parties of			0.0	0.1	0.0	0.1

Telekom Austria Group: Results for the First Half 2004  |  13

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	2Q 2004	2Q 2003	1H 2004	1H 2003
	unaudited	unaudited	unaudited	unaudited
Cash generated from operations
Net Income	35.7	28.3	106.4	65.8
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	283.7	291.4	564.4	575.4
Employee benefit obligation — non cash	2.8	0.3	3.9	1.8
Allowance for doubtful accounts	8.6	7.7	13.3	15.1
Change in deferred taxes	34.4	12.2	62.0	32.6
Equity in earnings of affiliates in excess of dividends received	-0.1	-0.9	-0.3	0.5
Stock purchase plan	0.4	0.0	0.6	0.0
Asset retirement obligation — accretion expense	0.4	0.3	0.7	0.5
Cumulative effect of changes in accounting principle	0.0	0.0	0.0	11.9
Gain on sale of investments	-0.1	0.0	-3.4	0.0
Loss on disposal / retirement of equipment	11.2	7.5	21.5	10.6
Other	-0.1	0.0	-0.2	0.0

	341.2	318.5	662.5	648.4
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-72.3	24.6	10.1	-12.2
Due from related parties	0.6	2.6	1.1	1.8
Inventories	9.9	7.4	-1.4	3.6
Prepaid expenses and other assets	16.4	32.2	0.4	36.9
Accounts payable — trade	25.3	-10.7	-186.8	-200.3
Employee benefit obligation	-9.7	-13.4	-38.6	-52.3
Accrued liabilities	-13.1	-26.9	-21.0	-14.9
Due to related parties	2.4	-1.8	-8.6	-25.9
Other liabilities and deferred income	12.4	28.2	19.2	73.9

	-28.1	42.2	-225.6	-189.4

Cash generated from operations	348.8	389.0	543.3	524.8
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-120.4	-134.4	-191.4	-209.6
Acquisitions and investments, net of cash acquired	0.0	-50.1	-0.2	-71.0
Proceeds from sale of equipment	0.8	4.0	1.8	7.1
Purchase of investments — short-term	-18.2	-18.8	-25.6	-46.3
Purchase of investments — long-term	-0.7	0.0	-0.7	0.0
Sale of American call for stock option plan	0.0	0.0	0.0	0.5
Proceeds from sale of investments — short-term	7.1	8.7	16.1	40.8
Proceeds from sale of investments — long-term	0.1	0.4	4.3	0.6

Cash used in investing activities	-131.3	-190.2	-195.7	-277.9

Cash from (used in) financing activities
Principal payments on bonds	-2.2	-1.0	-2.2	-1.0
Proceeds from issuance of long-term debt and bonds	0.0	5.0	0.0	22.0
Principal payments on long-term debt	-183.5	-21.4	-459.3	-64.3
Changes in short-term bank borrowings	6.8	-184.7	57.6	-197.8
Purchase of treasury stock	0.0	0.0	-29.9	0.0
Proceeds from sale of treasury stock	0.1	0.0	0.8	0.0
Dividends paid	-64.6	0.0	-64.6	0.0

Cash used in financing activities	-243.4	-202.1	-497.6	-241.1

Effect of exchange rate changes	0.6	-3.0	-0.5	2.5

Net increase (decrease) in cash and cash equivalents	-25.3	-6.3	-150.5	8.3

Cash and cash equivalents at beginning of period			201.9	27.3
Cash and cash equivalents at end of period			51.4	35.6

Telekom Austria Group: Results for the First Half 2004  |  14

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity
(in EUR millions)

	Common stock		Treasury stock				Accumulated
					Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2003	500,000,000	1,090.5	—		453.4	1,103.8	-8.4	2,639.4
Comprehensive income
Net income						106.4		106.4
Net unrealized loss on securities, net of EUR -0.8 deferred income tax							-1.5	-1.5
Foreign currency translation adjustment							10.2	10.2
Unrealized net gain of hedging activities, net of EUR -1.3 deferred income tax							2.5	2.5
Total comprehensive income								117.6
Distribution as dividend						-64.6		-64.6
Exercise of stock options					0.6			0.6
Purchase of treasury shares			-3,326,881	-29.9				-29.9
Issue of treasury shares			89,748	0.8				0.8

Balance June 30, 2004	500,000,000	1,090.5	-3,327,133	-29.1	454.0	1,145.6	2.8	2,663.8

Net Debt

	June 30,	December 31,
(in EUR millions)	2004	2003
Long-term debt	1,837.0	2,342.3
Short-term debt	741.8	631.3
- Short-term portion of capital and cross border lease	-104.2	-95.5
+ Capital lease obligations	1.3	2.1
Cash and cash equivalents, short-term and long term investments	-83.3	-226.4
Financial instruments, included in other assets	-20.2	-16.5

Net debt	2,372.4	2,637.3

Net debt/equity	89.1%	99.9%

Reconciliation from Adjusted EBITDA to Net Income

	2Q 2004	2Q 2003	1H 2004	1H 2003
(in EUR millions)	unaudited	unaudited	unaudited	unaudited
Adjusted EBITDA* (excluding impairment charges)	390.7	373.7	807.4	779.6
Impairment charges	0.0	0.0	-0.2	-4.4
Adjusted EBITDA* (including impairment charges)	390.7	373.7	807.2	775.2
Depreciation and amortization	-283.7	-291.4	-564.2	-571.0
Interest income	18.6	18.9	37.0	39.2
Interest expense	-49.6	-57.4	-102.4	-119.7
Equity in earnings of affiliates	0.1	1.0	0.3	0.7
Other income (expense), net	1.6	5.0	8.9	1.1

Income before taxes, minority interests and cumulative effect of change in accounting principle, net of tax	77.7	49.8	186.8	125.5
Income tax expense	-41.9	-19.0	-80.2	-44.5
Minority interests	-0.1	-2.5	-0.2	-3.3
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.0	-11.9

Net income	35.7	28.3	106.4	65.8

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

Telekom Austria Group: Results for the First Half 2004  |  15

Operating Results by Segment

(in EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues
Wireline	553.6	528.3	4.8%	1,088.8	1,084.0	0.4%
Wireless	505.2	498.5	1.3%	1,019.3	973.2	4.7%
Other & eliminations	-63.2	-61.4	2.9%	-123.1	-125.3	-1.8%

Totals revenues	995.6	965.4	3.1%	1,985.0	1,931.9	2.7%

Third party value added service revenues recorded prior to October 1, 2003
Wireline	—	-10.6	—	—	-22.1	—
Wireless	—	-6.4	—	—	-13.2	—
Other & eliminations	—	2.4	—	—	4.7	—

Total	—	-14.6	—	—	-30.6	—

Revenues excluding third party value added service revenues
Wireline revenues	553.6	517.7	6.9%	1,088.8	1,061.9	2.5%
Wireless revenues	505.2	492.1	2.7%	1,019.3	960.0	6.2%
Other & eliminations	-63.2	-59.0	7.1%	-123.1	-120.6	2.1%

Total revenues excluding third party value added service revenues	995.6	950.8	4.7%	1,985.0	1,901.3	4.4%

Operating income
Wireline	20.1	-16.1	—	41.3	-5.9	—
Wireless	92.0	97.7	-5.8%	212.4	208.6	1.8%
Other & eliminations	-5.1	0.7	—	-10.7	1.5	—

Consolidated Operating income	107.0	82.3	30.0%	243.0	204.2	19.0%

Adjusted EBITDA*
Wireline	215.4	195.6	10.1%	428.8	411.1	4.3%
Wireless	180.5	177.4	1.7%	389.5	367.2	6.1%
Other & eliminations	-5.2	0.7	—	-10.9	1.3	—

Adjusted EBITDA*	390.7	373.7	4.5%	807.4	779.6	3.6%

Capital Expenditures

in EUR million	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Wireline tangible	63.8	68.6	-7.0%	107.5	114.6	-6.2%
Wireless tangible	48.1	60.8	-20.9%	74.4	87.7	-15.2%

Tangible	111.9	129.4	-13.5%	181.9	202.3	-10.1%

Intangible	8.5	5.0	70.0%	9.5	7.3	30.1%

Total	120.4	134.4	-10.4%	191.4	209.6	-8.7%

Personnel

(full-time employees)	End of period			Average of period
	June 30, 04	June 30, 03	change	1H 04	1H 03 change	change
Wireline	10,150	11,075	-925	10,221	11,198	-977
Wireless	3,658	3,643	15	3,666	3,612	54

Telekom Austria Group	13,808	14,718	-910	13,887	14,810	-923

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

Telekom Austria Group: Results for the First Half 2004  |  16

Operational Data Wireline

Lines and channels (in ’000):	June 30, 04	June 30, 03	% change
PSTN access lines	2,505.5	2,608.7	-4.0%
Basic ISDN access lines	447.1	442.3	1.1%
Multi ISDN access lines	7.8	8.0	-2.6%

Total access lines	2,960.3	3,059.0	-3.2%

Total access channels	3,633.3	3,733.3	-2.7%

ADSL retail access lines	249.4	174.3	43.1%
ADSL wholesale access lines	71.3	40.6	75.5%

Total ADSL access lines	320.7	214.9	49.2%

Traffic minutes (in millions of minutes) during the period:	2Q 04	2Q 03	% change	1H 04	1H 03	% change
National	1,025	1,086	-5.6%	2,149	2,280	-5.7%
Fixed-to-mobile	214	215	-0.3%	429	425	0.9%
International	118	118	—	240	238	0.8%

Total voice minutes	1,357	1,419	-4.4%	2,818	2,943	-4.3%

Internet dial up	862	975	-11.5%	1,883	2,098	-10.2%

Total wireline minutes	2,219	2,394	-7.3%	4,701	5,041	-6.7%

Total voice market share				53.2%	53.0%
Total market share (incl. Internet dial up)				55.5%	55.2%
Total average voice telephony tariff (EUR/min.)	0.075	0.078	-3.8%	0.074	0.077	-3.9%
Total average Internet dial-up tariff (EUR/min.)	0.018	0.016	12.5%	0.018	0.015	20.0%

	June 30, 04	June 30, 03	% change
Internet subscribers in Austria (’in 000)	1,106.5	948.8	16.6%
Czech On Line customers (’in 000)	263.8	273.5	-3.5%

Wireline operating revenues excluding third party value added service revenues

(in EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Switched voice traffic revenues	98.5	105.9	-7.0%	203.0	220.7	-8.0%
Switched voice monthly rental & other voice telephony revenues	144.6	139.3	3.8%	289.0	277.2	4.3%
Payphones & value added services	12.3	14.6	-15.8%	25.3	29.2	-13.4%
Data & IT-solutions including wholesale	109.5	102.4	6.9%	216.6	215.0	0.7%
Internet access & media	51.0	47.8	6.7%	102.2	96.2	6.2%
Wholesale voice telephony & Internet	102.3	71.9	42.3%	184.8	152.4	21.3%
Other	35.4	35.8	-1.1%	67.9	71.2	-4.6%

Total wireline operating revenues excluding third party value added service revenues	553.6	517.7	6.9%	1,088.8	1,061.9	2.5%
Impact from the change in accounting for third party value added service revenues	—	10.6	—	—	22.1	—

Total wireline operating revenues	553.6	528.3	4.8%	1,088.8	1,084.0	0.4%

Telekom Austria Group: Results for the First Half 2004  |  17

Operational Data Wireless

mobilkom austria group (EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	505.2	498.5	1.3%	1,019.3	973.2	4.7%
Revenues excluding third party value added service revenues	505.2	492.1	2.7%	1,019.3	960.0	6.2%
Operating income	92.0	97.7	-5.8%	212.4	208.6	1.8%
Adjusted EBITDA*	180.5	177.4	1.7%	389.5	367.2	6.1%

	June 30, 04	June 30, 03	% change
Subscribers (’000)	4,779.9	4,566.4	4.7%

mobilkom austria (EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	397.0	401.9	-1.2%	817.3	793.3	3.0%
Revenues excluding third party value added service revenues	397.0	396.0	0.3%	817.3	781.0	4.6%
Operating income	76.0	83.6	-9.1%	188.8	183.5	2.9%
Adjusted EBITDA*	138.7	142.3	-2.5%	315.3	300.7	4.9%
Monthly ARPU (EUR)	36.8	37.5	-1.9%
Subscriber acquisition cost (SAC)**	15.7	15.3	2.6%
Subscriber retention cost (SRC)	17.1	15.0	14.0%
Churn (3 months)	3.9%	3.7%
Monthly MOU charged/ø subscriber	121.9	122.2	-0.2%

	June 30, 04	June 30, 03	% change
Subscribers (’000)	3,171.2	3,066.3	3.4%
Contract share	53.4%	53.1%
Market share	42.3%	43.5%
Market penetration	91.8%	86.6%

VIPnet (EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	91.9	80.1	14.7%	167.1	145.4	14.9%
Operating income	16.1	15.6	3.2%	24.3	27.4	-11.3%
Adjusted EBITDA*	37.0	32.5	13.8%	65.4	60.4	8.3%
Monthly ARPU (EUR)	20.8	19.2	8.3%

	June 30, 04	June 30, 03	% change
Subscribers (’000)	1,244.1	1,147.9	8.4%
Contract share	15.1%	15.9%
Market share	50.1%	49.2%
Market penetration	56.4%	53.1%

Si.mobil (EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	20.8	20.2	3.0%	40.0	39.2	2.0%
Operating income	0.4	-1.1	—	0.1	-1.4	—
Adjusted EBITDA*	5.0	3.0	66.7%	9.2	6.8	35.3%
Monthly ARPU (EUR)	14.5	15.1	-4.0%

	June 30, 04	June 30, 03	% change
Subscribers (’000)	361.7	350.1	3.3%
Contract share	41.1%	46.0%
Market share	23.4%	23.1%
Market penetration	78.4%	75.4%

mobilkom [liechtenstein] (EUR million)	2Q 04	2Q 03	% change	1H 04	1H 03	% change
Revenues	2.2	2.2	—	5.8	4.6	26.1%
Revenues excluding third party value added service revenues	2.2	1.6	37.5%	5.8	3.6	61.1%
Operating income	0.2	-0.1	—	0.8	0.0	—
Adjusted EBITDA*	0.4	0.1	300.0%	1.1	0.3	266.7%

	June 30, 04	June 30, 03	% change
Subscribers (’000)	2.9	2.2	31.8%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

**	2003 figures adopted to new SAC definition since Jan. 1, 2004 to take account of handset devaluations.

Telekom Austria Group: Results for the First Half 2004  |  18

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: August 25, 2004